Exhibit 99.1

Qiao Xing Universal Telephone, Inc. and QUALCOMM
To Continue Partnership

CECT to Sell one million CDMA Mobile Phones in 2004

Huizhou, China – April 6, 2004 – Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) announced that its subsidiary, CEC Telecom Co., Ltd. (“CECT”), has renewed its agreement with QUALCOMM, Incorporated (NASDAQ: QCOM), a world leader in Code Division Multiple Access (CDMA) digital wireless technology. Under the agreement, CECT agreed to continue employing the patented technology of QUALCOMM, and to manufacture, distribute, and employ the “Subscriber Unit” in its CDMA phones.

Employing Qualcomm’s patented technology, CECT has already launched more than ten different models to the market including new models of innovative design and style in the form of wrist watches, models with large color LCD monitors, 360 degree revolving camera lens models, 40 synchronized chord ring tones, plus many more personalized functions.

CECT Chairman, Mr. Zhi Yang Wu said, “The company is positioning itself as a leader in new technology and by partnering with industry magnates including QUALCOMM, Qiao Xing and its subsidiaries will lead mobile technology into the future, and will dramatically impact the growth of the mobile industry”.

CECT, Qiao Xing’s subsidiary, has been working in partnership with QUALCOMM since January 2002.

Mr. Wu continued, “We are delighted that QUALCOMM, a leader in the CDMA industry, has stuck with us through our merger and wants to continue forging new roads into China. QUALCOMM’s partnership will allow us to adopt the advanced CDMA technology from outside China, while at the same time, strengthening our Research and Development capacity to develop related mobile phone technology with intellectual property rights.”

With the expansion of the CDMA network by China Unicom Ltd (NYSE: CHU), and the enhancement of this technology, the population of CDMA phone users will continue to grow, thereby providing the CDMA phone manufacturers with enormous opportunities in China.

Mr. Wu, concluded, “CECT is offering the consumers a tremendous variety of choices with its different phone models. We are optimistic the new personalized CDMA phones will be well received in the market.” CECT has targeted to sell one million sets of CDMA mobile phones in 2004.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com
Tel: 86-752-2820268